# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SkinHealth Systems Inc., CIK 0001818093
CUSIP: 88331L108
Title of class of securities: Ordinary Shares - Class A
Address of issuer's principal executive offices: 3600 E. BURNETT STREET, 3600 E. BURNETT STREET, LONG BEACH, California (CA), 90815
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001901361-26-000007
Filed by CIK 0001901361

## Reporting persons
- Capricorn Fund Managers Ltd: type of reporting person: investment adviser (IA); sole voting power 22,276,935; shared voting power 0; sole dispositive power 22,276,935; shared dispositive power 0; aggregate amount beneficially owned 22,276,935 (17.2% of the class)

## Item 1. Issuer
Name of issuer: SkinHealth Systems Inc.
Address of issuer's principal executive offices: 3600 E. BURNETT STREET, 3600 E. BURNETT STREET, LONG BEACH, CALIFORNIA, 90815.

## Item 2. Person Filing
Name of person filing: Capricorn Fund Managers Limited
Address of principal business office or, if none, residence: Malta House, 36-38 Piccadilly, London, W1J 0DP
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 22276935
Percent of class: 17.2%
Sole power to vote or to direct the vote: 22276935
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22276935
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Foreign investment advisor - registered & regulated with the FCA is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Capricorn Fund Managers Ltd: Parth R Karia, Head of Risk (07/13/2026)